

October 20, 2011

Via E-mail
Maurice B. Tosé
Chief Executive Officer, President and Chairman of the Board
Telecommunication Systems, Inc.
275 West Street
Annapolis, Maryland 21401

      Re: Telecommunication Systems, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed March 7, 2011
             File No. 000-30821

Dear Mr. Tosé:

      We have reviewed your letter dated October 6, 2011 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 23, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 23. Commitments and Contingencies, page 34

1.   We note your response to prior comment 4 where you indicate you have concluded that disclosure of your shareholder class action lawsuit is no longer required under Item 103 of Regulation S-K and therefore will no longer be included in future periodic reports. Tell us the basis for your determination and tell us whether this conclusion resulted from a reassessment of the facts and circumstances that existed as of or subsequent to the filing date of your Form 10-K. In addition, clarify if and how the purchase of the referenced insurance policy factored into your assessment, if applicable.

2.   We note your response to prior comment 5 and we will review your Form 8-K when filed.

You may contact Megan Akst, Staff Accountant at (202) 551-3407 or Melissa Feider, Staff Accountant at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief